June 1, 2009

Tom Jones, Esq.
Mary Beth Breslin, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:	BioMimetic Therapeutics, Inc.--Amendment No. 3 to Registration Statement on Form S-3 (File No. 333-158591)

Ladies and Gentlemen:

This letter responds to the comments raised by the Staff in its comment letter to BioMimetic Therapeutics, Inc. (the “Company”) dated May 30, 2009, in connection with Amendment No. 2 to the Company’s Registration Statement on Form S-3 (File No. 333-158591) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 14, 2009 (the “Registration Statement”).  Below we have noted the Staff’s comments in bold face type and the responses in regular type.

Fee Table

1.
We note your response to prior comment 1; however, it is unclear why you continue to include in the fee table the shares that Novo will be entitled to purchase by exercising subscription rights that will be distributed pro rata to all existing shareholders as of the record date, given your statement that Novo will purchase these shares in a private transaction.  Please revise.

As the Company noted in its prior comment response, Novo is an affiliate of the Company.  Novo approached the Company and expressed an interest in acquiring additional securities of the Company.  The Company and Novo negotiated the terms of the standby purchase agreement, which contains customary private placement representations (such as representations regarding Novo’s status, Novo’s investment intent, etc.).  In the standby purchase agreement, the Company agreed with Novo that it would file a resale registration statement covering the resale from time to time of the shares underlying rights subscribed to by Novo in the rights offering.

As the Company indicated in its prior comment response and in discussions with the Staff, without shareholder approval, Novo may participate in the rights offering only up to its pro rata amount.  If the Company receives shareholder approval permitting Novo to participate in the rights offering above the pro rata amount in its capacity as a standby purchaser, Novo may purchase additional shares up to the maximum amount, but only if the rights are otherwise unsubscribed.  Therefore, it is not possible now (before the shareholder vote and the completion of the rights offering) to ascertain the actual number of shares that will be purchased by Novo and, relatedly, the number of shares that will be purchased by the other shareholders of the Company.  The Company has indicated in the fee table and throughout the registration statement the maximum number of shares that may be subscribed for by the Company’s shareholders.  The Company has indicated throughout that the shares actually purchased by Novo will be deemed to have been purchased in a private placement.  The Company further clarified on the fee table that once the shareholder vote takes place and once the rights offering is completed and the number of shares actually purchased by Novo in the private placement is determined, it will file a post-effective amendment to deregister that number of shares.

Division of Corporation Finance
Securities and Exchange Commission
Page Two

It would be misleading to specify a lower number of shares (lower than the maximum authorized to be issued underlying the rights) in the fee table and in the registration statement as any lower number would be a guess on the Company’s part.  The Company cannot now predict the extent to which shareholders will purchase shares underlying the rights, and reducing the amount of registered shares underlying the rights based on any current projection of subscriptions would substantially reduce the expected benefits of the rights offering and would serve to undermine the purpose of establishing the standby purchase agreement with Novo.

2.
We note your response to prior comment 2; however, it remains unclear as to when you began your rights offering with respect to InterWest Partners X. L.P.  Accordingly, we reissue the comment.  In your analysis, indicate whether your offer of securities in the private placement involved any offer of subscription rights or the under-subscription to a rights offering.  We refer you to the second and third paragraphs of the purchase agreement with InterWest that was filed as exhibit 10.1 to your Form 8-K on April 7, 2009.

As discussed in the Company’s prior comment response, Interwest is an existing shareholder.  Interwest indicated a desire to make an additional investment in the Company and Interwest and the Company negotiated the terms of such an investment in the Company’s common stock.  The investment by Interwest in the Company’s common stock was a private placement by the Company to an existing stockholder.  The existing stockholder (with whom the Company had a pre-existing relationship, and who is an affiliate of the Company) purchased restricted securities.  The investment by Interwest occurred more or less at the same time that the Company was conducting its negotiations and discussions with Novo.  Interwest (who has a representative on the Board of Directors of the Company) was familiar with the Novo discussions and consequently the price at which Interwest invested is the same as the subscription price used in the Novo standby agreement.  That is the only relationship between the two transactions.

Division of Corporation Finance
Securities and Exchange Commission
Page Three

Interwest signed a purchase agreement and funded its private purchase prior to the filing by the Company of the rights offering registration statement.  Interwest's investment in the common stock was not "solicited" by the filing of the rights offering registration statement.

Like every other shareholder, Interwest may choose to participate in the rights offering, or not.  This is unaffected by the private placement.  If one considers the facts related to the Interwest private placement, it is clear that the “private placement” was conducted in compliance with the securities laws.  It is exempt from registration under Section 4(2) and/or Regulation D.  Further, Rule 152 clearly contemplates the occurrence of a private placement close in time to the filing of a registration statement.  In Section II.C.1. of Release 33-8828 (August 3, 2007), the Commission expressed its view that “pursuant to Securities Act Rule 152, a company’s contemplation of filing a Securities Act registration statement for a public offering at the same time that it is conducting a Section 4(2)-exempt private placement would not cause the Section 4(2) exemption to be unavailable for that private placement.”

Dilution, page 39

3.
We note your response to prior comment 14.  Please add a risk factor to highlight that purchasers of your common stock in the rights offering will experience immediate and substantial dilution of the net tangible book value of the shares of common stock.

In response to the Staff’s comment, the Company has added a risk factor as described above on page 17.

Security Ownership of Certain Beneficial Owners and Management, page 39

4.
We note your response to prior comment 15, the information added to the beneficial ownership table, and your disclosure on page 39 preceding the table indicating that the table presents information assuming that Novo will purchase the maximum number of shares under the standby agreement and that no other shareholder will exercise its subscription rights.  Please expand the table to illustrate how the transaction would affect ownership information if all rights holders exercise their rights and no shares are purchased by Novo pursuant to the standby agreement.

In response to the Staff’s comment, the Company has added two columns to the table in the registration statement on page 41 which illustrate how the transaction would affect beneficial ownership if all rights holders exercise their rights and no shares are purchased by Novo pursuant to the standby agreement.

Division of Corporation Finance
Securities and Exchange Commission
Page Four

Material United States Federal Income Tax Consequences, page 50

5.
We note your response to prior comment 21; however, we note by means of non-exclusive example several instances in the sections captioned “Distributions” and “Dispositions” on pages 51 and 52 in which you continue to present what the tax consequences “generally” will be.  If you are unable to provide an unequivocal statement as to the tax consequences, please disclosure the reason for the uncertainty, as well as the possible alternative tax treatment and the risks to investors resulting from the uncertainty.

In response to the Staff’s comment, the Company has revised the disclosure on pages 50 through 52.

Taxation of Subscription Rights, page 51

6.
We note your response to prior comment 23.  It remains unclear how shareholders will allocate the tax basis in their common stock between their stock and the subscription rights, particularly given your response to prior comment 10.  Also tell us why it is appropriate to continue to refer shareholders to tax advisors with respect to this assessment given your response that the assessment is market-based, not tax-based.

In response to the Staff’s comment, the Company has revised the disclosure on page 51 to note that the Company’s management believes that, as the subscription rights are non-transferable, the fair market value of the subscription rights is zero as to any third-party transferee.  In addition, the Company has revised the disclosure on page 51 to explain that, as to holders of the Company’s common stock, the Company’s management believes that the value of the subscription rights is equal to the excess of the market price of each share of the Company’s common stock as of the date the rights are issued purchasable under the rights over $8.50 per share.  Notwithstanding such disclosure, the Company continues to believe that all rights holders should consider contacting their own tax advisors before they exercise their rights.

Exhibit 5.1

7.
We note your response to prior comment 25; however, the opinion does not expressly indicate that counsel is opining on the General Corporation Law of the State of Delaware as to the shares being registered.  With respect to the subscription rights being registered, please ensure that the opinion filed as exhibit 5.1 also expressly indicates the state law on which counsel is providing an opinion as to the subscription rights.  In this regard, we note that the subscription rights certificate filed as exhibit 4.2 does not appear to identify the state law governing the subscription rights.

Division of Corporation Finance
Securities and Exchange Commission
Page Five

In response to the Staff’s comment, the Company has revised the form of opinion.  In addition, the Company has added a sentence to the subscription rights certificate clarifying that the subscription rights are governed by Delaware law.

8.
We note your response to prior comment 26.  Please file a completed, signed and dated opinion.  Given the last paragraph of the opinion, it should be dated as of the effective date of the registration statement.  Alternatively, file an opinion that does not contain the qualification in the last paragraph that counsel disclaims any undertaking to advise you of any subsequent changes of the facts stated or assumed in the opinion or any subsequent changes in applicable law.

The Company has filed a revised form of opinion in Amendment No. 3 to the Registration Statement.  The Company will file a completed, signed and dated opinion based on such form, dated the date the Registration Statement becomes effective, as an exhibit to a Current Report on Form 8-K as soon as practical after the Registration Statement becomes effective.

Exhibit 8.1

9.
Refer to the third paragraph of the opinion.  Please note that it is not appropriate for tax counsel to simply opine on the fairness and accuracy of the discussion of the tax consequences that appears in the prospectus.  An opinion provided under Item 601(b)(8) of Regulation S-K must include counsel’s opinion on specifically identified material tax consequences, and a summary of counsel’s opinion (or, if a short form tax opinion is being provided, the corpus of counsel’s opinion itself) must appear in the prospectus.  Please file an exhibit that includes counsel’s opinion on the material tax consequences.

In response to the Staff’s comment, the Company has filed a revised form of tax opinion and has amended the Material United States Federal Income Tax Consequences section to note that it reflects the opinion of the Company’s tax counsel.  The Company will file a completed, signed and dated opinion, dated the date the Registration Statement becomes effective, as an exhibit to a Current Report on Form 8-K as soon as practical after the Registration Statement becomes effective.

10.
Investors are entitled to rely on the opinion that you file per Item 601(b)(8) of Regulation S-K.  Please file an opinion that does not include the disclaimer contained in the first sentence of the fourth paragraph.

The Company has filed a revised form of opinion which does not include the disclaimer.  The Company will file a completed, signed and dated opinion, dated the date the Registration Statement becomes effective, as an exhibit to a Current Report on Form 8-K as soon as practical after the Registration Statement becomes effective.

Division of Corporation Finance
Securities and Exchange Commission
Page Six

11.	Given the date restrictions in the fourth paragraph, please file an opinion dated on the date that the registration statement becomes effective.

The Company will file a completed, signed and dated opinion, dated the date the Registration Statement becomes effective, as an exhibit to a Current Report on Form 8-K as soon as practical after the Registration Statement becomes effective.

*           *           *

Given the shareholder meeting date, the Company is separately filing with the Commission a request to have the registration statement declared effective on Tuesday, June 2, 2009.

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to this amendment, as well as to our responses to the Staff’s comments.  Should you have any additional questions or concerns, please call me at 615-236-4402 or the Company’s counsel, Anna Pinedo, at 212-468-8179.

Sincerely,

/s/ Larry Bullock

cc:	Samuel E. Lynch, D.M.D., D.M.Sc. Anna T. Pinedo, Esq. Joseph Magnas, Esq. Julie Grundman, Esq.